Rezolve AI Limited

3rd Floor, 80 New Bond Street

London, W1S 1SB

United Kingdom

November 25, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeff Kauten Matthew Derby

Re:	Rezolve AI Limited Registration Statement on Form F-1
File No. 333-282004

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Rezolve AI Limited (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 5:00 p.m., Eastern Time, on November 27, 2024, or as soon thereafter as practicable, or at such other time as the Company, or their outside counsel, DLA Piper LLP (US), requests by telephone that such Registration Statement be declared effective.

Please contact Penny Minna of DLA Piper LLP (US) at (410) 580-4228 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

REZOLVE AI LIMITED

/s/ Daniel Wagner
Name: Daniel Wagner
Title: Chief Executive Officer